EXHIBIT 3.24

THIRD AMENDED AND RESTATED

PNK (Baton Rouge) PARTNERSHIP AGREEMENT

This Third Amended and Restated PNK (Baton Rouge) Partnership Agreement (this “Agreement”) is made as of the 24th day of March, 2008, by and between PNK Development 8, LLC, a Delaware limited liability company (“PNK 8”), and PNK Development 9, LLC, a Delaware limited liability company (“PNK 9”).

WITNESSETH:

WHEREAS, PNK 8 and PNK 9 purchased all of the interests in Harrah’s Star Partnership on November 9, 2006 from Players Riverboat Management, LLC, a Nevada limited liability company, and Players Riverboat II, LLC, a Louisiana limited liability company; and

WHEREAS, PNK 8 and PNK 9 continued PNK (Baton Rouge) Partnership (the “Partnership”) and entered into the Second Amended and Restated Harrah’s Star Partnership Agreement dated as of December 7, 2006; and

WHEREAS, PNK 8 and PNK 9 desire to restate, supersede and further amend the Second Amended and Restated Harrah’s Star Partnership Agreement, as amended, in its entirety.

NOW, THEREFORE, in consideration of the covenants herein contained and intending to be mutually bound, the parties hereto, constituting all of the partners in the Partnership, agree that the Second Amended and Restated Harrah’s Star Partnership Agreement, is hereby amended, restated and superseded in its entirety as follows:

I. The name of the Partnership is PNK (Baton Rouge) Partnership.

II. The principal place of business of the Partnership shall be located at 777 Avenue L’Auberge, Lake Charles, Louisiana 70601 Attention: General Manager. The taxpayer identification number of the Partnership is 72-1246016.

III. The purposes of the Partnership are (a) to acquire, own and operate one or more riverboat casinos in the state of Louisiana, (b) to acquire, lease, sell or otherwise dispose of other properties used or useful in connection with the foregoing, (c) to carry on any other activities necessary or incidental to the foregoing, and (d) to engage in any other lawful activity.

IV. The rights and obligations of the partners and the administration and termination of the Partnership shall be governed by the laws of the State of Louisiana governing partnerships; provided, however, that to the extent that the rights and obligations of any partner are different by reason of any provision in this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the laws of the State of Louisiana governing partnerships, control.

V. All movable and immovable property owned or leased by the Partnership shall be deemed to be owned or leased by the Partnership and none of the partners shall have any right, title or interest therein; provided, however, that a partner may be a lessor or sublessor of property which is leased to the Partnership. To the extent permitted by law, title to all property owned by the Partnership shall be held by the Partnership in its name.

VI. The percentage interest of the partners shall be:

PNK 8	1%
PNK 9	99%

100%

The municipal address of each partner is c/o Pinnacle Entertainment, Inc., Attention: John A. Godfrey, 3800 Howard Hughes Parkway, Suite 1800, Las Vegas, NV 89169.

VII. The management of the Partnership shall be vested in PNK 8, as managing partner. The managing partner shall represent and act for and on behalf of the Partnership in any matter or thing whatsoever, being hereby expressly authorized and empowered in its sole and unlimited discretion to conduct, manage and transact the business, affairs and concerns of the Partnership.

VIII. No partners shall be required to make any additional contributions to the capital of the Partnership. No partner shall be paid interest on any capital contributed by it to the Partnership.

IX. A separate capital account shall be maintained by the Partnership for each partner. Each partner’s capital account shall be (i) credited for each contribution of capital (at net fair market value) by the partner to the Partnership and allocation to the partner of Partnership income and gain, (ii) debited for each allocation to the partner of Partnership loss and deduction (including depreciation) and by the amount of money and other property (at net fair market value) distributed to the partner by the Partnership and (iii) adjusted as may otherwise be determined by the managing partner to be necessary or appropriate.

X. Partnership profits, commercial benefits, and losses (including without limitation items of income, gain, loss and deduction) shall be allocated among the partners pro rata in accordance with their respective percentage interests. The Partnership shall, at such times as determined by the managing partner before dissolution of the Partnership, and as soon as practicable after dissolution of the Partnership, make distributions in cash or property to the partners pro rata in accordance with their respective percentage interests.

XI. Liability, Exculpation and Indemnification. For purposes of this Article XI, the term “Covered Person” means (a) any partner, (b) a director or officer of the Partnership, (c) any person acting on behalf of any partner to direct the activities of the Partnership, or (d) any person who was, at the time of the act or omission in question, a person described in clause (a), (b) or (c) hereof.

(a) Exculpation.

(i) No Covered Person shall be liable to the Partnership for any loss, damage or claim incurred by reason of any act or omission performed or omitted by the Covered Person in good faith on behalf of the Partnership, except that the Covered Person shall be liable for any such loss, damage or claim if a final adjudication by a court of competent jurisdiction establishes that the Covered Person derived an improper personal benefit from the transaction or the Covered Person’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) A Covered Person shall be fully protected in relying in good faith upon the records of the Partnership and upon such information, opinions, reports or statements presented to the Partnership by any Person as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence, including without limitation information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses or any other facts pertinent to the existence and amount of assets from which distributions to the any partner might properly be paid.

(b) Fiduciary Duty. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, then, to the fullest extent permitted by applicable law, the Covered Person acting under this Agreement shall not be liable to the Partnership or any partner for its good faith acts or omissions in reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, replace such other duties and liabilities of the Covered Person.

(c) Indemnity. The Partnership shall indemnify and hold harmless any Covered Person to the fullest extent permitted by Louisiana law if such Covered Person acted in good faith on behalf of the Partnership and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Partnership, and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such Covered Person was unlawful.

(d) Advance Payment of Expenses. The expenses of a Covered Person incurred in defending a civil or criminal action, suit or proceeding related to such Person’s actions on behalf of the Partnership shall be paid by the Partnership as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Covered Person to repay the amount if it is ultimately determined by a court of competent jurisdiction that the Covered Person is not entitled to be indemnified by the Partnership. The provisions of this section do not affect any rights to advancement of expenses to which personnel of the Partnership other than a Covered Person may be entitled under any contract or otherwise by law.

(e) Indemnification and Advancement of Expenses for Employees and Agents. The Partnership may, to the extent authorized from time to time by the managing partner, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Partnership to the fullest extent of the provisions of this article with respect to the indemnification and advancement of expenses of any Covered Person.

(f) Assets of the Partnership. Any indemnification under this Article XI shall be satisfied solely out of the assets of the Partnership. No debt shall be incurred by the Partnership or the any partner in order to provide a source of funds for any indemnity, and the partners shall not have any liability (or any liability to make any additional Capital Contribution) on account thereof.

XII. The Partnership shall be dissolved upon the occurrence of any of the following events:

(a) by unanimous consent of the partners; or

(b) following the withdrawal, expulsion, bankruptcy or the occurrence of any other event that terminates the continued membership of a partner in the Partnership if following such event there is only one remaining partner, unless within ninety (90) days after such event, one or more additional partners are admitted into the Partnership.

XIII. So long as the Partnership is treated for federal income tax purposes as having only a single owner, it is intended that the Partnership be disregarded for federal and all relevant state income tax purposes, as provided for by Treasury Regulations Sections 301.7701-1, et seq., and comparable provisions of applicable state tax law. In the event that the Partnership becomes an entity that is treated for federal income tax purposes as having more than one owner, it is intended that the Partnership be treated as a “partnership” for federal and all relevant state income tax purposes. All available elections shall be made, and all available actions shall be taken, to effectuate the foregoing intent.

XIV. This Agreement may be amended at any time, and from time to time, in any respect, by unanimous agreement of the partners.

XV. Subject to any transfer restrictions agreed to by the partners or under applicable law, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto.

XVI. This Agreement is adopted solely by and for the benefit of the partners and their respective successors and assigns, and no other person or entity shall have any rights, interest or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

XVII. If any term, covenant or condition of this Agreement, or the application thereof to any person, entity or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term, covenant or condition to persons, entities or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term, covenant or condition of this Agreement shall be valid and enforced to the fullest extent permitted by law.

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IN WITNESS WHEREOF, the parties have caused this Third Amended and Restated PNK (Baton Rouge) Partnership Agreement to be executed on the date first written above.

PNK DEVELOPMENT 8, LLC

By:	Pinnacle Entertainment, Inc., Sole Member

	By:	/s/ John A. Godfrey
John A. Godfrey
Executive Vice President, General Counsel and Secretary

PNK DEVELOPMENT 9, LLC

By:	Pinnacle Entertainment, Inc., Sole Member

	By:	/s/ John A. Godfrey
John A. Godfrey
Executive Vice President, General Counsel and Secretary